July 24, 2018

VIA EDGAR TRANSMISSION

Mr. John Reynolds

Assistant Director

Office of Natural Resources

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Suzano Papel e Celulose S.A.

Amendment No. 1 to Draft Registration Statement on Form F-4

Submitted July 9, 2018

CIK No. 0000909327

Dear Mr. Reynolds:

On behalf of our client, Suzano Papel e Celulose S.A. (“Suzano”), we have set forth below the responses of Suzano to the comments of the staff of the Office of Natural Resources (the “Staff”) of the U.S. Securities and Exchange Commission contained in your letter dated July 20, 2018 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 to the draft Registration Statement on Form F-4.

Concurrently with the filing of this letter, Suzano is submitting confidentially a revised Registration Statement on Form F-4 (the “Amendment No. 2 to the Draft Registration Statement”), which reflects changes made in response to the Staff’s comments, as well as certain other information and data to reflect new developments and other updates since its July 9, 2018 filing.

Suzano’s responses set forth in this letter are numbered to correspond to the numbered comments in the letter dated July 20, 2018 from the Staff. All terms used but not defined herein have the meanings assigned to such terms in the Amendment No. 2 to the Draft Registration Statement. For ease of reference, we have set forth the Staff’s comments and Suzano’s response for each item below. In preparing this response letter, Suzano has

John Reynolds

Office of Natural Resources

U.S. Securities and Exchange Commission

July 24, 2018

tried to explain both the reasons behind the responses and the revisions made to the Amendment No. 2 to the Draft Registration Statement, which we hope will facilitate your review.

General:

1.

We note your response to prior comments 1 and 3 indicate that BNDESPAR has the right to appoint a director that is independent of Suzano to the Suzano board of directors upon completion of the merger. Please revise your disclosure to clarify whether there is any requirement that BNDESPAR’s appointment to Suzano’s board of directors be independent from BNDESPAR.

Response:

Under the Novo Mercado listing rules, the Suzano Board of Directors must meet certain independence requirements, and in addition, pursuant to the terms of the BNDESPAR Shareholders Agreement, Suzano agreed to the implementation, following the closing of the Merger, of standards of board independence that are more rigorous than the requirements of the Novo Mercado. These requirements state that independent directors must not act or have acted as an officer or employee of the company, its subsidiaries, or the controlling shareholder of the company. There is no requirement, whether under the Novo Mercado rules or the independence policy to be adopted by Suzano pursuant to the BNDESPAR Shareholders Agreement, that BNDESPAR’s appointment to the Suzano Board of Directors be independent from BNDESPAR. Nevertheless, Suzano has been informed by BNDESPAR that its current practice is to appoint members who can vote independently from the guidance provided by BNDESPAR. Suzano has revised the Amendment No. 2 to the Draft Registration Statement on page 83 to clarify this point in response to the Staff’s comment.

Questions and Answers About the Merger and Fibria Extraordinary General Shareholders Meeting, page 1

Has the Fibria Board of Directors or the Suzano Board of Directors taken any position relating to the Merger, page 6:

2.

We note you disclose that the merger agreement will be submitted to the approval of both Fibria’s and Suzano’s board of directors and that the Fibria board of directors has not made any recommendation for or against the approval by Fibria’s shareholders. Please clarify whether the Fibria board of directors will make a recommendation to Fibria’s shareholders prior to Fibria’s extraordinary general shareholders meeting.

John Reynolds

Office of Natural Resources

U.S. Securities and Exchange Commission

July 24, 2018

Response:

As the Fibria Board of Directors is not required to make a recommendation to shareholders under Brazilian law, it will not make any such recommendation in advance of the Fibria extraordinary general shareholders meeting. Suzano has revised the Amendment No. 2 to the Draft Registration Statement on page 8 in response to the Staff’s comment.

Risk Factors, page 19

Risks Relating to Our Shares and ADSs, page 33

Our management is strongly influenced by our controlling shareholders and their interests may conflict with the interests of the other shareholders, page 35:

3.	Your revised disclosure in response to prior comment 11 indicates that the Shareholders Agreement limits your flexibility in financing and increases your independence requirements for your board members. We further note you disclose on page 136 that BNDES has been an important source of debt financing for your capital investments. Please clarify whether the involvement of BNDESPAR and its affiliates in Suzano’s business operations, including its right to appoint a director to Suzano’s board, creates any potential conflict of interest vis-à-vis other shareholders.

Response:

As a government development bank, BNDES often participates as a lender and, through its equity investment arm BNDESPAR, as an equity holder in Brazilian companies. This double role fulfills BNDES’ mandate to support the development of Brazilian companies, both economically and in matters of corporate governance. The terms negotiated in the BNDESPAR Shareholders Agreement reflect this mandate, in that they are intended to support more robust corporate governance policies at Suzano and provide guardrails against overleverage. Both of these goals are of general benefit to equity holders of Suzano. However, BNDESPAR—which carries out equity investments—is a separately formed business corporation and wholly owned subsidiary of BNDES. Morever, BNDESPAR currently has no role in the management of Suzano’s operations, and Suzano does not anticipate that it will take on any role following the completion of the Merger. As a result, Suzano does not believe that BNDESPAR’s right to nominate a member of the Suzano Board of Directors gives rise to any conflict of interest with other shareholders in light of the role of BNDES as financing provider to Suzano.

Suzano has revised the Amendment No. 2 to the Draft Registration Statement on page 41 to refer Fibria shareholders to information regarding BNDES as financing provider to Suzano and Fibria in response to the Staff’s comment.

John Reynolds

Office of Natural Resources

U.S. Securities and Exchange Commission

July 24, 2018

The Merger, page 56

Background of the Merger, page 56

Negotiations and Agreements between the Fibria Controlling Shareholders and the Suzano Controlling Shareholders Regarding the Merger, page 57:

4.

We note that certain members of the Suzano board of directors are also Suzano Controlling Shareholders. Please discuss Suzano’s rationale for initiating merger discussions with Fibria, including any factors behind its decision to consider this transaction at this time, and whether Suzano considered any alternative targets or transactions.

Response:

Suzano acknowledges the Staff’s comment and has revised the Amendment No. 2 to the Draft Registration Statement on page 64 in response to the Staff’s comment.

5.

We note your responses to prior comments 2 and 19, and your statement that the Merger will reduce operating costs and generate substantial synergies in your areas of forestry, logistics and overheads, which will increase your competitiveness both in Brazil and overseas. Please revise to quantify the estimated reduction in operating costs and synergies that Suzano considered in connection with this transaction.

Response:

Suzano acknowledges the Staff’s comment and has revised the Amendment No. 2 to the Draft Registration Statement on page 69 to reflect Suzano’s initial estimates in response to the Staff’s comment, which are in line with estimates published by unafilliated market analysts.

6.

Please quantify the combined cash and share merger consideration presented by Suzano in its indicative, non-binding proposal on February 7, 2018 and the agreed cash and share merger consideration preliminarily agreed on February 23, 2018. Please also clarify how such initial merger consideration was determined and the specific factors considered in increasing both the proposed cash and stock components of such consideration and the transaction structure that were agreed on February 23, 2018.

Response:

Suzano acknowledges the Staff’s comment and has revised the Amendment No. 2 to the Draft Registration Statement on pages 64-65 in response to the Staff’s comment.

John Reynolds

Office of Natural Resources

U.S. Securities and Exchange Commission

July 24, 2018

7.	We note you disclose that the parties met on a consistent basis to negotiate the definitive agreements relating to the merger from February 23, 2018 onwards. Please expand your disclosure to discuss any material changes to the terms of the merger agreement and any other agreements relating the merger.

Response:

Suzano acknowledges the Staff’s comment and has revised the Amendment No. 2 to the Draft Registration Statement on pages 64-65 to clarify this point in response to the Staff’s comment.

8.	Please identify the party from whom BNDESPAR and Votorantim received a competing indicative non-binding proposal and discuss BNDESPAR’s and Votorantim’s assessment of such proposal and the reasons such proposal was not pursued.

Response:

Suzano acknowledges the Staff’s comment and has revised the Amendment No. 2 to the Draft Registration Statement on page 65 in response to the Staff’s comment.

Enforceability of Civil Liabilities, page 183:

9.	We note your revised disclosures in response to prior comment 22. Please clarify your disclosure to explain that your arbitration provision does not waive the rights of U.S. shareholders or ADS holders to bring claims under the U.S. federal securities laws.

Response:

Suzano acknowledges the Staff’s comment and has revised the Amendment No. 2 to the Draft Registration Statement on page 206 in response to the Staff’s comment.

John Reynolds

Office of Natural Resources

U.S. Securities and Exchange Commission

July 24, 2018

* * *

Suzano appreciates the Staff’s assistance in reviewing this response letter and the Amendment No. 2 to the Draft Registration Statement.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Juan Giráldez of Cleary Gottlieb Steen & Hamilton LLP at +55 (11) 2196-7202 or jgiraldez@cgsh.com.

[Signature page follows]

Sincerely,

/s/ Juan Giráldez
Juan Giráldez, Esq.
Cleary Gottlieb Steen & Hamilton LLP

cc:	Walter Schalka

Chief Executive Officer, Suzano Papel e Celulose S.A.

Nick Grabar, Esq.

Cleary Gottlieb Steen & Hamilton LLP